FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ 47.508.411/0001-56

NIRE 35.300.089.901

Synthetic map of the remote voting procedure for the Extraordinary General Shareholders’ Meeting to be held January 22, 2024

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Companhia”), pursuant to Article 45, §2nd, of CVM Resolution No. 81, of March 29, 2022, announces to its shareholders and the market in general that it received from the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), the synthetic map of the consolidated remote voting procedure with voting instructions sent by shareholders to the custody agent, central securities depository and Itaú for each item on the distance voting ballot, including the resolutions submitted to the Extraordinary General Shareholders’ Meeting to be held on January 22, 2024. The information contained in the synthetic map is attached hereto.

São Paulo, January 19, 2024.

Rafael Russowsky

Vice President of Finance and Investor Relations Officer

SCHEDULE

Summary of Distance Voting

Extraordinary General Shareholders’ Meeting (“ESM”) – 22/11/2024 at 11.00 am

Resolution 1

Increase of the limit of the Company’s authorized capital, with the consequent change in the wording of Article 5 of the Company’s Bylaws.

Resolution Vote	No. of shares
Approve	2,426,715
Reject	282,077
Abstain	0

Resolution 2

Amendment of paragraph 1 of Article 2 of the Company’s Bylaws, in order to include activities carried out by the Company within the scope of its corporate purpose.

Resolution Vote	No. of shares
Approve	2,708,792
Reject	0
Abstain	0

Resolution 3

Change in the number of Co-Vice-Presidents and the competence to appoint the Chairman and Vice-Chairman of the Board of Directors, with the consequent exclusion of item iii of Article 8 of the Bylaws and change in the wording of Articles 8, 13 and 15 and paragraph 1 of Article 14 of the Bylaws.

Resolution Vote	No. of shares
Approve	2,708,792
Reject	0
Abstain	0

Resolution 4

Consolidation of the Companys Bylaws to reflect the changes proposed above.

Resolution Vote	No. of shares
Approve	2,708,792
Reject	0
Abstain	0

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 19, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.